

October 24, 2012

Via E-mail
Susan Patschak
Canopius Holdings Bermuda Limited
Atlantic House, 11 Par-La-Ville Road
Hamilton HM11 Bermuda

> **Re: Canopius Holdings Bermuda Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 10, 2012**
> **File No. 333-183661**

Dear Ms. Patschak:

We have reviewed your amended registration statement and correspondence filed October 10, 2012 to our comment letter dated September 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Cover Page

1. We note your response to Comment 2. Please revise your cover page disclosure to specifically state that Tower stockholders voting on the merger will not know at the time of the vote the number of shares of Tower Ltd. they will receive as consideration.

Question and Answers About the Merger and The Special Meeting, page 4

2. We note your disclosure that Tower will not consummate the merger if former stockholders, optionholders, and holders of convertible notes could own 80% or more, or less than 70% of Tower Ltd. immediately following the effective time. Please revise your disclosure to explain Tower's reasoning for applying this particular ownership range as a prerequisite to the consummation of the merger.

Third Party Sale, page 12

3. We note your response to Comment 9. Please revise the disclosure in your registration statement to include the information you have provided in response to our comment with respect to the percentage of outstanding shares of Tower Ltd. that will be held by the third party investors after the closing of the merger and completion of the third party sale. Please also indicate how you will ensure that the third party investors adhere to the ownership limits you describe in your response. To the extent that you will enter into agreements with the third party investors to limit their ownership of Tower Ltd, you should describe any such agreement in the prospectus.

The Merger, page 13

4. We note your response to Comment 11 and reissue the comment. In particular, we note that you have only provided the stock conversion range and the range of total shares to be issued to Tower's existing stockholders on the cover page of the prospectus. Please revise your disclosure to provide these ranges in the various locations of your prospectus in which you discuss the consideration to be provided to Tower's existing stockholders as part of the proposed merger. Please also include an explanation as to how such range was calculated, including the assumed values for each of the variables used to determine the stock conversion price, and why the assumed values are reasonable.

The Merger, page 33

Master Transaction Agreement, page 33

5. Please identify your reference to CMA with respect to the SPS transaction right.

6. We note your response to our prior comment 22. While it appears that exercise of the SPS Transaction Right and Acquisition Right would give Tower direct access to the Lloyd's market in the form of a SPS and managing agency, the Merger Right exercised would not have such effect. Please clarify that, as a result of the merger, Tower Ltd. will not have direct underwriting access to the Lloyd's market.

Merger Consideration, page 36

7. We note your response to Comment 25. With respect to the calculation of the target TNAV for Canopius Bermuda as discussed in footnote 2 to the illustrative example, please explain how Tower determined that it will require between $210 million and $230 million in capital to maintain its ratings and operate the combined business.

Background of the Transaction, page 42

8. We note you response to Comment 30. Please revise your disclosure to discuss the following:

   - Why Tower chose not to merge with Omega's Bermuda domiciled reinsurance subsidiary; and
   - Any material changes to the terms of the MTA and investment agreement over the course of your negotiations, including, but not limited to, the specific material changes reviewed during the Tower Board's teleconference on March 29.

Tower's Reasons for the Merger and Recommendation of Tower's Board of Directors, page 46

9. We note your discussion on page 48 regarding existing capacity constraints in Tower's existing Bermuda reinsurance company. Please revise your disclosure to discuss the source and impact of the constraints and how they factored into Tower's determination to enter into the merger transaction. In addition, please explain why such constraints would not be applicable to future reinsurance business written on the Bermuda platform post-merger.

Selected Historical Financial Data of Canopius Bermuda, page 91

10. We acknowledge your response to prior comment 46. Please revise your disclosure to discuss the reasons why Canopius Bermuda does not intend to provide audited consolidated income statements for the fiscal years ended December 31, 2008 and 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Canopius Bermuda Limited
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 95

11. We acknowledge your response to prior comment 48. Please disclose the nature of the "corporate bond funds that suffered heavy losses in the second half of 2011" and the reasons that the prices of these corporate bond investments declined in value on a mark to market basis in 2011.

Consolidated Statements of Cash Flows, page F-6

12. We acknowledge your response to prior comment 59. Please confirm that cash and cash-equivalents restricted may not be used to settle claims.

Tower Group's Form10-K for the Fiscal Year Ended December 31, 2012

Note 5 – Investments
Unrealized Losses, page F-24

13. We acknowledge your response to prior comment 66. Please tell us whether you
routinely seek opportunities to sell fixed maturity securities prior to their maturity for
reinvestment in higher yielding investments. If so, please disclose why it is reasonable
for you to assert that you have the intent and ability to hold securities until they have
recovered in value given the present low interest rate environment.

Annexes

14. We note your response to Comment 62 and that you have included Exhibit A and Exhibit
D to the Master Transaction Agreement under Annex B of the proxy
statement/prospectus. However, it appears that there are various schedules to the
Investment Agreement at Exhibit A, as identified on page B-64, which have not been
included with the agreement. Please amend your registration statement to provide a full
copy of the Investment Agreement in Exhibit A to Annex B including all schedules
thereto.

Tower Group's Form 10-Q for the Quarterly Period Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 2 – Accounting Policies and Basis of Presentation
Reclassification and Adjustments, page 6

15. We acknowledge your response to prior comment 70. Please address the following:
   - Describe the nature of the "certain deferred tax liabilities" errors, how the errors
originated and the quarterly and annual periods to which these errors relate;
   - Describe the nature and the reason for the increase in the allowance for bad debts,
how the errors originated and the quarterly and annual periods to which the
increase in the allowance for bad debts relate;
   - Describe the nature and the reason for the adjustment to reduce commission
expense, how the errors originated and the quarterly and annual periods to which
the adjustment of commission expense relate;
   - Describe the reason for the nature and the reason for the reduction in interest
expense, how the errors originated and the quarterly and annual periods to which
the lower interest rates relate;
   - Tell us the projected consolidated pre-tax and net income for 2012;
   - Describe how the summary of out-of-period-adjustments at the bottom of page 6
and top of page 7 in your SAB 99 assessment reconcile with the impact on prior
periods table for 2011 and 2009/2010 on page 6;

- Tell us how you determine the amount of the management fee and the amount of the management fee income earned from the Reciprocal Exchanges in 2009, 2010 and 2011; and
- Tell us about the relevance of the surplus notes owned by Tower Group in the net income attributable to Tower Group.

Item 4. Controls and Procedures
(a) Disclosure Controls and Procedures, page 54

16. Please revise your disclosures to describe the changes in internal control over financial reporting as required under Item 308 of Regulation S-K. Since you state that the misstatements represent historical control weaknesses that have been remedied, it appears that there have been changes to the internal controls. Your discussion should describe each internal control weakness and the steps you took to remedy them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact (Staff Accountant) at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Bryan Pitko, Staff Attorney, at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Via E-mail

Joseph L. Seiler III
Brinker Biddle & Reath LLP